Exhibit 99.4

Communiqué de Presse

Renault Trucks and Total
a winning partnership for road transporters

Hanover, September 22, 2004 — Renault Trucks and Total, two leading players on the international transport market, are introducing the new AS24/Renault Trucks card targeting transport companies and designed to meet their mobility and profitability needs.

A card to make life easier for transport companies

This efficient, secure and simple card will provide companies with a truck fleet, whatever the size of their fleet, the advantage of fuel and services cards, suited to the transport requirements of all professional road operators, as follows :

Access to the AS24 network, dedicated to professional road users
—	diesel refuelling at competitive prices, at over 400 automatic AS24 petrol stations tailor-made to suit the needs of heavy-duty trucks (wide forecourts, high-capacity pumps, automatic systems technology to ensure security), 24 hours per day in 15 countries.

Many different road-side services available
—	Renault Trucks 24/24 breakdown service in 21 countries
—	Michelin Euro Assist tyre service in 27 countries
—	purchase of the products and services required to ensure vehicle compliance through Renault Trucks distributors in 18 countries
—	purchase of products and services at 11,000 Total and partner service stations in 13 countries
—	payment of commercial vehicle taxes (road, bridge and tunnel tolls)

A simple, secure management tool
—	a single invoice for all the services provided
—	a detailed breakdown of these services and control and management tools available on the internet

A partnership designed to prepare our customers’ future

This partnership between Renault Trucks and Total is a clear demonstration of their joint desire to keep one step ahead of the needs of their customers by developing technological solutions that are both innovatory and economical.

COM HRC 206 — 99, route de Lyon — 69806 Saint-Priest Cedex — Fax : +33 (0) 4 72 96 27 63

www.renault-trucks.com
RENAULT V.I. — Société Anonyme au Capital de 50 000 000 Euros — Siège social : 99, route de Lyon — 69802 SAINT-PRIEST Cedex —
siret : 954 506 077 00120 — RCS Lyon B 954 506 077

Renault Trucks, the transport multi-specialist, is present in over 100 countries throughout the world. Renault Trucks joined the Volvo group in 2001, thereby taking the n° 1 position on the market for truck manufacturers in Europe, and n° 2 in the world. Renault Trucks sold 62,000 vehicles in 2003. Renault Trucks offers a wide range of products and services to meet the needs of the many different goods transportation businesses we supply. www.renault-trucks.com

AS24 is a 100% Total-owned subsidiary. Additional information can be accessed on their website: www.as24.com

Total is the fourth largest oil and gas group in the world, and is present in over 130 countries. Its activities cover the whole of the petroleum industry chain, from exploration and production of oil and gas to refining and distribution, trading and gas-electricity. The group is also a major player on the world’s chemicals markets through its chemical arm, Atofina. The company employs 110,000 people throughout the world.

As the largest refiner and distributor in Europe, Total has the largest fuel distribution network in France. Additional information is available on the group’s website: www.total.com and www.total.fr

Press contacts:

Renault Trucks: Pierre-Alain Brendel +33 (0)4 72 96 27 84 pierre-alain.brendel@renaultvi.com
Total: Christine de Champeaux +33 (0)1 47 44 47 49 christine.de-champeaux@total.com